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SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

Direct Dial Number 212-455-3080	E-Mail Address rnorman@stblaw.com

Via EDGAR AND
FEDERAL EXPRESS

June 30, 2005

      Re:
      ITC Holdings Corp.—
      Amendment No. 3 to
      Registration Statement on Form S-1
      (Registration No. 333-123657)
      (the "Registration Statement")

H. Christopher Owings
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 03-08
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of ITC Holdings Corp. (the "Company"), we are submitting by direct electronic transmission for filing under the Securities Act of 1933, as amended (the "Securities Act"), Pre-Effective Amendment No. 3 to the above-referenced Registration Statement of the Company, marked to show changes from Amendment No. 2 to the Registration Statement filed on June 10, 2005.

        In addition, we are providing the following responses to the comment letter dated June 24, 2005 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments below. Please note that all references to page numbers in our responses are references to the page numbers of Amendment No. 3 to the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Non-GAAP Financial Measures, page 38

1.
We have read your revised disclosure under the above captions. Please discuss how you compensate for the limitations of your non-GAAP measure and the economic substance behind your decision to use this measure. Please also explain whether you utilize the non-GAAP information in managing your business. For example, explain whether you incent employees based on non-GAAP measures. We may have further comment.

  The Company has revised the disclosure on pages 10, 30, 39 and 40 in response to the Staff's comment.

  In addition, the Company wishes to advise the Staff that Adjusted EBITDA provides the Company with a measure of financial performance independent of items that are beyond the control of management in the short-term (such as depreciation, taxation and interest expense associated with the Company's capital structure). Therefore, this metric focuses on financial performance that is based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization (given that Adjusted EBITDA is defined as net income plus income taxes, depreciation and amortization expense and interest expense; and it excludes allowance for equity funds used during construction and loss on extinguishment of debt). Adjusted EBITDA is one of the metrics used by senior management and the board of directors to review the financial performance of the business on a monthly basis. It also is one of the measures used by the board to determine the level of bonuses for management and employees in 2004 and 2005. In addition, it is a metric used by research analysts and investors to evaluate the performance of the Company and value other companies in its industry. The Company acknowledges the limitations associated with using Adjusted EBITDA and compensates for some of those limitations by using it in conjunction with operating income, net income and cash flows from operating activities.

Liquidity and Capital Resources, page 46

2.
Please refer to comment 5 in our letter dated June 2, 2005. Your response states that you do not intend to pay out substantially of your cash generated from operations in the form of dividends. We recognize the basis for that statement given that you initially will pay an annualized aggregate dividend of $35 million compared to approximately $49 million in net cash provided by operating activities in fiscal 2004. However, please clarify in a further response whether you will pay out substantially all available cash in the form of dividends. Specifically, in addition to cash available from operations, we also note the following:

•
In fiscal 2004, you did not make any distributions to stockholders;

•
As of March 31, 2005, you had $519.8 million of consolidated indebtedness, with associated payment obligations and debt covenants; and

•
As reflected on page 31 of your Management's Discussion and Analysis section, your operating subsidiary intends to invest approximately $100 million in property, plant, and equipment in fiscal 2005 and 2006, and that amount exceeds the consolidated $76 million you invested in fiscal 2004.

  In response to the Staff's comment, the Company wishes to reiterate its statement that it does not plan to pay out substantially all of its cash in the form of dividends. In this regard, the Company first notes that the rate freeze under which ITC operated in 2003 and 2004 has now ended. Therefore, since January 1, 2005, ITC is receiving revenue at a substantially higher rate than in prior years. Second, when considering the Company's uses of cash including the $100.0 million of capital expenditures the Company has disclosed that it intends to make in each of 2005 and 2006, it is important to distinguish between: (i) approximately $20.0 million of capital expenditures that are minimally necessary to maintain the integrity of ITC's system; and (ii) approximately $80.0 million of capital expenditures that ITC has the ability to defer (or not incur in a particular year) if required by then current business conditions. Given those considerations, the Company's initial dividend and minimum capital expenditures equal approximately 65% of its pro forma 2004 operating cash flow (which reflects the higher rates billed to ITC's customers beginning in 2005). The foregoing is discussed in greater detail below.

  Additional revenue generated from a higher network rate charged to ITC's customers beginning in 2005 must be taken into consideration when comparing cash flow from operations to the annual dividend. The Company's total cash flow from operations for the year ended December 31, 2004 was $49.6 million. However, on January 1, 2005, ITC's billed network rate increased approximately 47% from $1.075 per kW/month to $1.587 per kW/ month, as it moved from a frozen rate with a revenue deferral, approved in connection with the acquisition of ITC, to an Attachment O formula rate. Beginning on June 1, 2005 and each June thereafter, ITC will implement a new rate calculated using data from the previous calendar year. Based upon 2004 year-end results, the rate for the one-year period that began on June 1, 2005 is $1.594 per kW/month.

  ITC's total network revenue for the year ended December 31, 2004 was $114.1 million. Adjusting this revenue to take into account ITC's higher network rate would result in $54.3 million of additional revenue, calculated by applying ITC's Attachment O rates of $1.587 per kW/month for January 2005 through May 2005 and $1.594 per kW/month for June 2005 through December 2005 to the corresponding monthly load amounts in 2004. Assuming a 35% tax rate, this would translate into $35.3 million of additional cash flow from operations, all else being equal. In order to reflect the adjustment for the end of ITC's rate freeze and the use of ITC's Attachment O rate beginning on January 1, 2005, the $35.3 million of after-tax additional cash flow from operations, as calculated above, would be added to the 2004 cash flow from operations. That calculation results in a pro forma cash flow from operations of approximately $84.9 million for 2004, all else being equal.

  The Company recognizes that it will incur additional expenses associated with being a public company. The Company began incurring expenses in 2004 associated with its Sarbanes-Oxley readiness, and began planning for such Sarbanes-Oxley expenses in 2005. The Company expects to incur total additional expenses, over amounts incurred in 2004, of approximately $3.0 million per year, beginning in 2005, in respect of becoming a public company. After-tax, the total additional costs associated with being a public company would be approximately $2.0 million per year. Given the magnitude of the amount, the Company did not take it into account for purposes of the foregoing analysis.

  Total planned capital expenditures for each of 2005 and 2006 are approximately $100.0 million per year. Of this amount, the minimum capital expenditures required to maintain the integrity of ITC's system is approximately $20.0 million per year, which is approximately 67% of the Company's 2004 depreciation expense of $29.5 million. Therefore, pro forma cash flow from operations after the minimum required capital expenditures is $64.9 million versus a proposed annualized dividend of $35.0 million. This represents a coverage ratio of approximately 1.86 times. Accordingly, the Company does not plan to pay out substantially all of its cash generated from operations, after the minimum required capital expenditures, in the form of dividends. In addition, after the payment of dividends, the Company expects to have sufficient cash to fund its operations.

  The $100.0 million of planned annual capital expenditures in each of 2005 and 2006 includes approximately $80.0 million of capital expenditures that ITC has the ability to defer (or not incur in a particular year) if required by then current business conditions. This $80.0 million of capital expenditures is capital investment in ITC's assets and will result in an increase in ITC's productive assets, or rate base. The portion of this $100.0 million that exceeds the 2004 depreciation amount of $29.5 million, or $70.5 million, will increase ITC's rate base. This investment of $80.0 million will result in ITC generating an additional approximately $12 million of un-levered pre-tax cash flow in future years from the higher Attachment O rates that will be charged as a result of $70.5 million of additional regulatory rate base. This $80.0 million of capital investment will be funded (i) through cash flow from operations after minimum required capital expenditures and dividends, (ii) by cash retained by the Company at the time of the initial public offering, estimated to be $26.0 million, based on pro forma March 31, 2005 cash adjusted for the initial public offering, and (iii) through borrowings under ITC's and the Company's revolving credit facilities, which are expected to have approximately $58.0 million of additional borrowing capacity after the initial public offering, based on the pro forma March 31, 2005 balance sheet adjusted for the initial public offering. Pro forma cash flow from operations, after minimum required capital expenditures and dividends, as calculated above, is approximately $29.9 million. Therefore, the additional $50.1 million of cash required to undertake the $80.0 million of capital investment would come from $26.0 million of cash retained by the Company after the initial public offering and

  $24.1 million of borrowings under ITC's and the Company's revolving credit facilities. The use of cash flow from operations and borrowings is consistent with how most regulated electric utilities fund their growth capital.

  The Company's consolidated debt to total capitalization, as of March 31, 2005, pro forma for the initial public offering, is 67.5%. Assuming an annual dividend of $35 million and approximately $100 million of total capital expenditures each year, the Company will have sufficient cash flow from operations along with borrowing capacity under the existing revolving credit facilities to fund both the dividends and the capital investment; however, the Company does not intend to use borrowings under its or ITC's revolving credit facilities to fund the payment of dividends. In addition, including additional borrowings under the revolving credit facilities, the Company's debt to total capitalization is projected to be approximately 65% at the end of 2005 and approximately 68% at the end of 2006. This level of debt to total capitalization is consistent with the way the Company has capitalized its business historically and how it plans to capitalize its business going forward. The Company believes a debt to total capitalization structure of approximately 70% is the optimum capital structure to maximize stockholder value for the Company while maintaining ITC's and the Company's current investment grade ratings. A debt to total capitalization of 70% is consistent with ratings guidelines for companies with the Company's investment grade credit profile. The rating agencies are comfortable with the Company's plan to fund a portion of its investment in its assets and growth in rate base through borrowings and have maintained the Company's investment grade ratings in light of such expectations.

  With respect to the fact that the Company made no distributions to stockholders in the year ended December 31, 2004, the Company notes that ITC was then still operating under a rate freeze. The rate freeze resulted in the Company generating significantly lower annual cash flow than what is expected in 2005 and beyond. The Company's board of directors determined that it was prudent to wait, before distributing periodic dividends, until after ITC's rate freeze ended on January 1, 2005 and the new rate based on ITC's Attachment O formula was successfully implemented.

  With respect to the Company's total debt balance, as of March 31, 2005, the Company had a total debt balance of $519.8 million. Of this amount, $68.8 million is borrowings under ITC's and the Company's revolving credit facilities. Both revolving credit facilities mature on March 19, 2007. The remaining $451.0 million of borrowings is fixed, long-term borrowings under debt instruments with the full principal amounts due at maturity on July 15, 2013. The weighted average maturity of the total debt, $519.8 million, is approximately seven years. ITC and the Company are both rated investment grade by both Standard & Poor's Ratings Services and Moody's Investor Service, Inc., and expect to maintain these ratings going forward. As investment grade companies, ITC and the Company both expect to have the ability to borrow any funds needed to refinance debt maturities as and when they come due. The Company's and ITC's revolving credit facilities require interest payments on borrowed funds based on the agreed upon terms (one month, three month or six month LIBOR plus the applicable margin, or the Alternative Base Rate plus the applicable margin). Total interest paid in 2004 related to the revolving credit facilities was approximately $0.7 million. All interest on the revolving credit facilities is due on the date of the maturity of the borrowed funds. These interest payments are incorporated into the cash flow from operations discussed above. The debt instruments referenced above require semi-annual interest payments on each January 15 and July 15, totaling an aggregate of approximately $22.2 million per year. These interest payments are incorporated into the cash flow from operations discussed above. In addition, these debt instruments contain certain financial covenants. The Company is currently well within such limits of these covenants and expects to remain in compliance with the terms of such debt instruments going forward.

Note 13. Stockholders' Equity and Stock-Based Compensation, page F-35

3.
Please provide us with a schedule showing, in chronological order from the beginning of your most recently completed fiscal year to the most recent practicable date, the following information for each issuance of common stock, common stock options, restricted stock and any other instrument that is convertible into common stock:

•
the date of each issuance,

•
a description of the instrument issued,

•
the number of shares/options issued including the exercise terms,

•
the fair value of the underlying common stock on each issuance date,

•
a detailed description of how the fair value of the underlying share on each date was determined, and

•
the amount of compensation expense recorded in your financial statements associated with each issuance.

  Note that in the absence of contemporaneous cash transactions with independent third parties, or independent valuations, we look to the estimated initial public offering price as a leading indicator of value of your stock in the months prior to the filing of the initial public offering. Accordingly, you should discuss in your response and quantify the intervening economic events that occurred, operationally, financially and otherwise, between the issuance date and the date you filed your registration statement that caused an increase in the fair value of your stock. Additionally, show us the effective price paid to purchase the interests of the LLC on a split-adjusted basis. If applicable, provide us with details of any independent appraisals.

  Finally, please tell us the first date you began discussions, formal or informal, with any underwriter in which possible ranges of company value were discussed and provide us with those ranges and the related dates. We may have further comments after we review your response.

  In response to the Staff's comment, the Company has provided the following table, which is a schedule showing, in chronological order from January 1, 2004 through June 20, 2005, the Company's issuances and grants of stock and stock options, including the date of each issuance, a description of the instrument issued, the number of shares/options issued (exercise terms are discussed below), the fair value of the underlying common stock on each issuance date and the amount of compensation expense recorded in the Company's financial statements.

  The exercise price for options granted as reflected in this table is $7.48, and such options may be exercised when vested. Generally, the options vest 20% annually for five years but vesting may be accelerated in other circumstances. Further information regarding exercise terms is stated in the description of the Company's 2003 Stock Purchase and Option Plan under the caption "Management" in the Registration Statement.

Date of Issuance	Shares of Common Stock Purchased[1]	Shares of Common Restricted Stock Granted	Stock Options Granted	Fair Value per Share	Total Stock Compensation Cost[2]
January 5, 2004		10,030		$6.58	$22,440
January 13, 2004		3,343		$6.58	$7,480
January 20, 2004		6,686		$6.58	$14,960
January 30, 2004		2,675		$6.58	$5,984
February 16, 2004	11,397	2,280	24,071	$6.58	$26,915
February 27, 2004		2,675		$6.58	$5,747
March 29, 2004		2,675		$6.58	$5,500
April 12, 2004		2,675		$6.58	$5,243
May 17, 2004		5,349		$6.58	$9,948
May 24, 2004		5,349		$6.58	$9,948
June 14, 2004		2,675		$6.58	$4,693
June 21, 2004		2,675		$6.58	$4,693
July 6, 2004		5,349		$6.58	$8,800
July 26, 2004		2,675		$6.58	$4,400
August 16, 2004		2,675		$11.90	$7,399
September 20, 2004		5,349		$11.90	$13,635
October 20, 2004	22,794			$11.90	$21,202
December 6, 2004		2,675		$11.90	$4,895
February 7, 2005		2,006		$15.09	$3,272
February 21, 2005		2,006		$15.09	$3,272
February 28, 2005		2,006		$15.09	$3,272
March 7, 2005		2,006		$15.09	$2,522
March 21, 2005		2,006		$15.09	$2,522
April 11, 2005		2,006		$15.09	$1,729
April 18, 2005		4,681		$15.09	$4,035
May 2, 2005		2,675		$15.09	$1,187
May 16, 2005		6,018		$15.09	$2,671
Total	34,191	93,216	24,071		$208,364

1.
The share amounts in this column are included in the 114,946 shares disclosed on page II-3 of the Registration Statement as being sold by the Company on November 30, 2004. While the transactions reported on pages II-2 and II-3 of the Registration Statement show stock sold by the Company, stock subscriptions for those purchases were committed to before the actual purchase dates. The Company's treatment of those stock subscriptions is disclosed in Note 8 to the Financial Statements on page F-28 of the Registration Statement. The remaining shares disclosed on page II-3 of the Registration Statement as being sold on November 30, 2004 are not included in this table because the stock subscriptions for those purchases were committed to before January 1, 2004.

2.
This cost represents the total compensation expense for the period from January 1, 2004 through May 31, 2005. A portion of the total stock compensation cost was expensed and a portion was capitalized. The cost for issuances through March 31, 2005 is reflected in the Company's financial statements for the three months ended March 31, 2005. The expense for issuances subsequent to March 31, 2005 will be reflected in the Company's financial statements for the second quarter of 2005.

        A detailed description of how the fair value of shares was determined for dates identified in the table above and the basis for determining such values follows.

January 1, 2004 to July 2004: $6.58 per share ($7.48 per share adjusted for $0.90 return of capital).*

        The Company paid DTE Energy Company ("DTE Energy") a purchase price that equated to $7.48 per share on February 28, 2003. In July 2003, shortly before the return of capital discussed below, Stockwell Fund, L.P. made an investment in the Company, through International Transmission Holdings Limited Partnership, at a value of $7.48 per share. This transaction was entered into between willing, unrelated parties and was the basis used for the fair value of the Company's common stock. In July 2003, the board of directors also approved a distribution (return of capital) of $.90 per share to stockholders in conjunction with a refinancing of both ITC and the Company. The value per share was reduced by the amount of this return of capital to stockholders.

        Through the remainder of 2003 and the first half of 2004, ITC was still in the process of setting up its stand-alone operations and transforming itself into a transmission owner independent from DTE Energy, as required by the Federal Energy Regulatory Commission (the "FERC") in its order approving the acquisition and rates for ITC. ITC also was still subject to a rate freeze and had not yet proven its ability to charge its higher Attachment O rate. Therefore, it was senior management's and the board of directors' judgment that no additional equity value had been created since the acquisition of ITC from DTE Energy.

        In March 2005, the Company performed retroactive valuations that supported a value of $6.58 per share for May 2003 through July 27, 2004. The fair value of the Company was determined through the discounted cash flow valuation method that used the cash flows generated from the original transaction model, which calculated cash flows through 2012, updated for the 2004 budget and certain capital, operations and maintenance and general and administrative spending assumptions. As the Company is expected to be a going-concern beyond 2012, a terminal value was calculated by taking 2012 Adjusted EBITDA and multiplying it by the mean EBITDA multiple for comparable transmission and distribution companies. The projected cash flows were discounted at the mean weighted average cost of capital for comparable companies, 9.7%, which is based on the capital asset pricing model plus a size premium. The market value of the equity was then determined by subtracting the market value of the debt from the calculated enterprise value. Under this method, the Company's stock value was estimated at $8.31 per share. The metrics used for the retroactive valuation were based upon information available from January 1, 2004 to July 2004.

        The Company then applied a liquidity discount to the stock price in order to reflect the fact that the Company was privately held with no active market for its stock. The Company reviewed numerous studies regarding liquidity discounts due to lack of marketability that indicated a range of 14% to 52%. Based on this review, management determined that a rate of 14% was most applicable to the Company's stock as the basis for the study was the most comparable to the Company's situation. Including the impact of the liquidity discount, the Company's stock value was estimated at $7.15 per share. Because, as the Company determined, this estimated valuation of $7.15 per share was not materially different from the value at which recent transactions actually had occurred during that period and based on the fact that the Company used a liquidity discount at the lower end of the range, where a slightly higher liquidity discount (20.8%) would have resulted in a value of $6.58 per share, the Company determined that the per share price of $6.58 was appropriate.

*
Prices represent the price per share adjusted for the stock split of 3.34-for-one which is expected to be effected in connection with the initial public offering.

August 2004 through January 2005: $11.90 per share.*

        On July 27, 2004, the Company's board of directors approved a five-year plan proposed by senior management. This plan incorporated significantly higher capital expenditures based on the repercussions of the August 2003 blackout, the increased focus on reliability and the fact that management had studied ITC's transmission system in detail and, in collaboration with the MISO (the regional planning authority), determined what the medium-term capital requirements for ITC's system were. These higher levels of spending were projected to result in higher rate base, and in turn, higher earnings and cash flows to the Company.

        In March 2005, the Company performed a valuation in order to determine the value of its stock. The fair value of the Company was determined using the discounted cash flow valuation method that used the cash flows generated for the five-year plan model, which calculated cash flows through 2009. As the Company is expected to be a going-concern beyond the five-year planning period, a terminal value was also considered in the valuation. The terminal value was calculated by taking estimated 2009 Adjusted EBITDA and multiplying it by the median/mean estimated 2005 (forward) EBITDA multiple for comparable transmission and distribution companies. The enterprise value was calculated by adding the projected cash flows to the terminal value. The 2009 enterprise value was discounted at the weighted average cost of capital, 9.77%, which is based on the capital asset pricing model plus a size premium for SIC code 4911, Electric Services, for the small composite. The market value of the equity was then determined by subtracting the market value of the debt from the calculated enterprise value. Under this method, the Company's stock was valued at $13.83 per share. The metrics used for this valuation were based upon information available from August 2004 through January 2005.

        The Company decided to continue to use a liquidity discount of 14%, as discussed above, to reflect the fact that the Company was privately held with no active market for its stock. Including the impact of the liquidity discount, the Company's stock was valued at $11.90 per share.

        In addition to the new business plan approved in July 2004, the Company considered other factors that affected the Company's ability to implement its business plan, including the following:

  1.
  From February 28, 2003 through the second quarter of 2004, ITC was in start-up operations without sufficient resources and structure to run independently of Detroit Edison Company ("Detroit Edison"). The Company had contracted Detroit Edison to perform control room and field operations. ITC fully transitioned these activities from Detroit Edison in the second quarter of 2004, while still running parallel operations to insure a smooth transition.

  2.
  During 2003 and the first half of 2004, the Company recognized the potential that there could be an intervention at the FERC to extend ITC's rate freeze or challenge ITC's rates at the end of 2004. Such an intervention or challenge of transmission rates would have significantly impacted the value of the Company. The Company did not receive any insight as to the degree of risk associated with this rate increase until the proposed rate that would be charged, commencing January 1, 2005, was published on MISO's OASIS in or about mid-May 2004. After this rate was published, ITC began an effort to meet with all stakeholders, including transmission customers and appropriate regulatory bodies, to review the transmission rate to be effective on January 1, 2005, present the basis underlying the rate and determine if there was a risk of intervention. At the completion of this review, ITC believed that it had successfully reduced the probability of an intervention through these sessions and the Company's management presented its findings at the July 27, 2004 board of directors meeting.

        The Company concluded that there were no material changes to the business plan prior to July 27, 2004 because the board of directors had not yet approved management's new business plan. In addition, the Company still faced significant execution risk in operating as a stand-alone entity and being able to start collecting higher revenues through higher rates after ITC's rate freeze ended. The

Company determined that only after July 27, 2004 was there sufficient comfort and visibility with respect to these issues to be able to conclude that there was an incremental change in the value of the business. Therefore, this revised valuation was applied only to stock transactions that occurred subsequent to July 27, 2004.

February 2005 through June 2005: $15.09 per share.*

        Based on the decision to pursue an initial public offering, the Company removed the 14% liquidity discount from the valuation, updated the valuation to reflect a valuation date of December 31, 2004 and updated the terminal value assumptions to reflect current EBITDA multiple estimates from comparable companies.

July 2005: $20.00 per share.*

        This amount represents the midpoint of the range of initial public offering prices of the initial public offering. The difference in value from the $15.09 per share is attributable to the Company's expected dividend policy and the expectation that the Company is going to be able to achieve a premium valuation relative to the universe of comparable publicly traded electric utility companies due to the fact that (i) ITC has no non-transmission assets, (ii) the Company's rates and terms and condition of service are solely regulated by the FERC and (iii) ITC has significant projected growth through its capital investment program. In addition, the Dow Jones utility index has traded up 8.1% from February 1, 2005 to June 10, 2005.

        All of the valuations were performed internally by the Company.

Initial Discussions with Underwriters Regarding Range of Possible Company Values

        With respect to discussions with underwriters regarding company value, representatives of Lehman Brothers and members of the Company's management held a preliminary organizational meeting on January 26, 2005 to discuss a potential initial public offering. At that time, the Company first discussed with those representatives a possible range of Company values. The range of values discussed at that meeting was an implied fully distributed equity value of $636 million to $756 million, which reflects a stock price range of approximately $19 to $23 per share. The range was based on an estimated 2006 EBITDA multiple range of 9.5x to 10.5x and assumed $507 million of net debt for the Company. This valuation was a fully distributed value and did not account for any initial public offering discount, which is currently expected to be 12.5%. Taking this initial public offering discount into account, this valuation would result in to a price range of $17 to $20 per share.

        The price range of $17 to $20 per share is higher than the stock price of $15.09 per share, which is based on a valuation done by the Company in March 2005, because it did not take into account the primary issuance portion of the initial public offering that is currently contemplated and the associated dilution to existing stockholders and assumed a premium valuation of the Company compared to other comparable companies.

*    *    *    *

        Please call me (212-455-3080) or Kirsten Davis (212-455-2911) of my firm if you wish to discuss our responses to the comment letter.

                        Sincerely,

                        /s/ Risë B. Norman

                        Risë B. Norman

Enclosures

cc:
Securities and Exchange Commission
    David Mittleman
    Matthew Benson
    James Allegretto
    Sarah Goldberg
 ITC Holdings Corp.
    Joseph L. Welch
    Daniel J. Oginsky

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SIMPSON THACHER & BARTLETT LLP 425 LEXINGTON AVENUE NEW YORK, N.Y. 10017-3954 (212) 455-2000 FACSIMILE (212) 455-2502